                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant [_]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement        [_]  Confidential, for Use of the
                                             Commission Only (as permitted by
                                             Rule 14a-6(e)(2))
[_]  Definitive Proxy Statement

[_]  Definitive Additional Materials

[_]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                             TCC Industries, Inc.
--------------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)

                     Walter A. DeRoeck and Robert Thomajan
--------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.


     (1) Title of each class of securities to which transaction applies:

                Common Stock, $1.00 par value
     -------------------------------------------------------------------------


     (2) Aggregate number of securities to which transaction applies:

                2,762,115
     -------------------------------------------------------------------------


     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     -------------------------------------------------------------------------


     (4) Proposed maximum aggregate value of transaction:

     -------------------------------------------------------------------------


     (5) Total fee paid:

     -------------------------------------------------------------------------

[_]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

     -------------------------------------------------------------------------


     (2) Form, Schedule or Registration Statement No.:

     -------------------------------------------------------------------------


     (3) Filing Party:

     -------------------------------------------------------------------------


     (4) Date Filed:

     -------------------------------------------------------------------------

Notes:

                              PROXY STATEMENT                            REVISED
                                     OF                              PRELIMINARY
                                                                     -----------
                  THE TCC INDUSTRIES SHAREHOLDERS COMMITTEE                 COPY
                                                                            ----
                        ------------------------------

                             TCC INDUSTRIES, INC.
                        ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 7, 1997

                        ------------------------------



TO THE SHAREHOLDERS OF TCC INDUSTRIES, INC.:

          This Proxy Statement is being furnished to you by the TCC Industries Shareholders Committee ("Shareholders Committee") in connection with the solicitation by the Shareholders Committee of proxies from the holders of common stock, $1.00 par value ("Common Stock"), of TCC Industries, Inc. ("Company") to be used at the 1997 annual meeting of shareholders of the Company and any adjournments or postponements thereof ("Annual Meeting"). The members of the Shareholders Committee are Walter A. DeRoeck and Robert Thomajan. The Shareholders Committee understands that the Company has selected March 12, 1997 as the record date ("Record Date") for determining shareholders entitled to notice of and to vote at the Annual Meeting and plans to hold the Annual Meeting on Wednesday, May 7, 1997, at 9:00 a.m. local time in the Boardroom of Texas Commerce Bank - Austin, 3rd Floor, Texas Commerce Bank Building, 700 Lavaca Street, Austin, Texas.

          For the reasons described below, the Shareholders Committee is soliciting your proxy to elect the members of the Shareholders Committee, Walter
A. DeRoeck and Robert Thomajan (collectively, "Nominees"), to the Company's Board of Directors.

          This Proxy Statement and the accompanying GOLD Proxy Card are first being sent or given on or about April __, 1997, to holders of record of Common Stock at the close of business on the Record Date.


          THIS PROXY STATEMENT CONTAINS CHANGES FROM THE TEXT OF THE PRELIMINARY PROXY STATEMENT MAILED BY THE SHAREHOLDERS COMMITTEE TO SHAREHOLDERS OF THE COMPANY IN MARCH 1997. SHAREHOLDERS ARE URGED TO READ THIS PROXY STATEMENT IN DETAIL.

          On March 24, 1997, Mr. DeRoeck was the beneficial owner of 183,900 shares of Common Stock, and Mr. Thomajan was the beneficial owner of 72,500 shares of Common Stock. Together the Shareholders Committee believes that they own approximately 9.3% of the issued and outstanding shares of Common Stock. They intend to vote their shares FOR the election of the Nominees.

          AS DETAILED BELOW, THE SHAREHOLDERS COMMITTEE BELIEVES THAT THE COMPANY'S RECENT ENGAGEMENT OF AN INVESTMENT BANKING FIRM TO EVALUATE STRATEGIC ALTERNATIVES FOR THE COMPANY IS LONG OVERDUE. HOWEVER, THE SHAREHOLDERS COMMITTEE ALSO BELIEVES

THAT, BASED ON THE PERFORMANCE OF THE COMPANY UNDER THE CURRENT BOARD, THE MEMBERS OF THE CURRENT BOARD ARE UNQUALIFIED TO LEAD THE COMPANY THROUGH THE NEXT DIFFICULT MONTHS OF ITS FUTURE OR TO COMPETENTLY UTILIZE THE CAPABILITIES OF THE INVESTMENT BANKING FIRM SELECTED. THE SHAREHOLDERS COMMITTEE'S NOMINEES HAVE SUBSTANTIAL FINANCIAL EXPERIENCE THAT THE COMPANY NEEDS TODAY. THE INCUMBENT MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS NOMINATED FOR REELECTION AT THE ANNUAL MEETING MUST BE REPLACED. ACCORDINGLY, YOU ARE URGED TO VOTE IN FAVOR OF THE ELECTION OF THE SHAREHOLDERS COMMITTEE'S NOMINEES BY SIGNING, DATING AND RETURNING PROMPTLY THE ENCLOSED GOLD PROXY CARD.

          The principal executive offices of the Company are located at Suite 1250, 816 Congress Avenue, Austin, Texas 78701.

                                   IMPORTANT
                                   ---------

          Carefully review this Proxy Statement and the enclosed GOLD PROXY CARD. No matter how many or how few shares you own, please vote FOR the election of the Shareholders Committee's Nominees to the Board of Directors by so indicating and by signing, dating and mailing the GOLD Proxy Card promptly.

          The Shareholders Committee requests that you do not vote on or return to the Company any proxy card provided you by the Company, even to vote against the incumbent board's slate of nominees. Returning any proxy card provided you by the Company could revoke the GOLD Proxy Card that you sign, date and send to the Shareholders Committee.

          Only shareholders of record on the Record Date are entitled to execute proxies. As of the date of this Proxy Statement, the number of shares of Common Stock outstanding is unknown. However, according to the Company's proxy statement, as of the close of business on the Record Date there were 2,762,115 shares of Common Stock outstanding.

          If you own shares of the Company but your stock certificate is held for you by a brokerage firm, bank or other institution, it is very likely that the stock certificate is actually in the name of such brokerage firm, bank or other institution. If so, only such entity can execute a GOLD Proxy Card and
                                -----------
vote your shares of Common Stock. The brokerage firm, bank, or other institution holding the shares for you is required to forward proxy materials to you and solicit your instructions with respect to the granting of proxies; it cannot vote your shares unless it receives your instructions.

          If you have any questions about giving your proxy or require assistance in voting your shares, please call:


                            MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                               New York, NY 10010
                            (212) 929-5500 (Collect)
                                       or
                         CALL TOLL FREE (800) 322-2885

                           THE SHAREHOLDERS COMMITTEE
                           --------------------------

          The Shareholders Committee is composed of Walter A. DeRoeck and Robert Thomajan. It is apparent to the Shareholders Committee, following eight meetings with directors and management of the Company, that the Company needs new leadership and needs it now. The members of the Shareholders Committee constitute its Nominees for election to the Company's Board of Directors. Biographical data on the Nominees is set forth below.

                            BACKGROUND OF NOMINEES
                            ----------------------

          WALTER A. DEROECK (54) is one of the Shareholders Committee's Nominees for director. Since 1993 Mr. DeRoeck has served as the President and Chief Executive Officer of DBJ Interests, Inc., a private investment business. In addition, since May 1996 he has served as a principal in Westlake Capital Group, L.P., a limited partnership focusing on acquisitions and private placements in mid-market companies. His private investment interests are in real estate, manufacturing, and support of entrepreneurial ventures. A 1965 graduate of the University of Arkansas with a Bachelor of Science degree in economics, Mr. DeRoeck has spent most of his adult life in the banking industry. In 1984, he graduated from the Advanced Management Program at Harvard University. He served as Chairman and Chief Executive Officer of Union National Bank in Texas from 1989 until 1993, when it was purchased by Worthen Banking Corporation. As an officer of Union National Bank, Mr. DeRoeck frequently took a substantial role in the analysis of the viability and credit-worthiness of companies that sought to borrow from that bank and in working with those companies to achieve their goals. Presently he serves on the boards of various organizations, including St. Edward's University and NorAm Energy Corporation, a publicly-held company traded on the New York Stock Exchange, which is the third largest gas distribution company in the United States. He has been the chairman or a member of that company's compensation committee and executive committee since 1987. Since January 1997, he has served as a director of a privately owned, fixed asset advisory fund that manages over $150 million in assets on behalf of individuals, labor unions, pension funds and other institutional investors. Mr. DeRoeck has also served on the board of directors of Citizens Bancshares Corporation, a bank holding company based in Jonesboro, Arkansas with over $250 million in assets, from 1969 to 1989, and on the board of directors of Union Bancshares Corporation, a Little Rock, Arkansas-based bank holding company with over $750 million in assets, from 1974 to 1993. Further, from 1977 to 1988, Mr. DeRoeck served on the board of directors of St. Bernard's Hospital, a regional health facility based in Jonesboro, Arkansas with revenues in excess of $60 million. Mr. DeRoeck is the former chief executive officer of Susan Crane, Inc., a Dallas based manufacturing company that he acquired in February 1993 and sold in April 1995. The business address of Mr. DeRoeck and of DBJ Interests, Inc. and Westlake Capital Group, L.P. is Suite B125, 1301 Capital of Texas Highway South, Austin, Texas 78746. As of March 12, 1997, Mr. DeRoeck beneficially owned 183,900 shares of Common Stock. For information regarding Mr. DeRoeck's purchases and sales of shares of Common Stock during the past two years, see Appendix A.

          ROBERT THOMAJAN (55) is one of the Shareholders Committee's Nominees for director. Since 1994 Mr. Thomajan has served as the principal investment advisor to The Versailles Fund, an offshore open-end mutual fund engaged in the purchase and sale of securities, bonds, commodities and currencies on behalf of non-U.S. investors. In addition, since October 1996, Mr. Thomajan has been a member of Quadrangle Partners, L.L.C., a hedge fund and trading advisor located in Greenwich, Connecticut. From 1990 to 1993, Mr. Thomajan served as Executive Director of and legal counsel to Richco Holdings, Ltd., a holding company with controlling interests in manufacturing, shipping, trading, hotels and financial enterprises. Since 1993, Mr. Thomajan has had no direct or indirect business association with Richco Holdings, Ltd. or Marc Rich who, until February 1993, was a substantial shareholder of Richco Holdings. Mr. Thomajan is a 1962 graduate of New York University, School of Business and Finance, and a 1965 graduate of St. John's University, School of Law. Mr. Thomajan was a founding member of Milgrim Thomajan &

Lee, which performed legal services for, among others, more than 50 "Fortune 500" companies. Mr. Thomajan was frequently called upon to advise senior management and the boards of those companies and others regarding complex business issues, including mergers and acquisitions and the purchase and sale of substantial assets. He has also been involved in the restructuring of troubled companies and their debt. Mr. Thomajan withdrew from Milgrim Thomajan & Lee in 1990 and the successor firm was merged into the law firm of Piper & Marbury in 1995. As of March 12, 1997, Mr. Thomajan beneficially owned 63,100 shares of Common Stock. The business address of Mr. Thomajan is 2900 Westlake Cove, Austin, Texas 78746. The business address of The Versailles Fund is Ugland House, South Church Street, Grand Caymen, British West Indies. For information regarding Mr. Thomajan's purchases and sales of shares of Common Stock during the past two years, see Appendix A.

          Each of the Nominees has consented to serve as a director of the Company and, if elected, intends to discharge his duties as a director in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. The Shareholders Committee has no reason to believe either of its Nominees will be disqualified or unable or unwilling to serve if elected. However, in the event that either Nominee should become unavailable for any reason, or should it become necessary or appropriate for the Shareholders Committee to nominate additional persons, the Shareholders Committee will seek to vote, to the extent permitted by law, the proxies provided to it for such other person as it nominates. The Nominees, if elected, would serve as directors for terms expiring in 1998. Except as set forth in this Proxy Statement, neither Mr. DeRoeck nor Mr. Thomajan is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Neither Mr. DeRoeck nor Mr. Thomajan nor, to their knowledge, any associate of either of them has any arrangement or understanding with any person with respect to any future employment by the Company or any of its affiliates or any future transaction to which the Company or any of its affiliates will or may be a party.


                               THE SOLICITATION
                               ----------------

          Background of the Solicitation.  Mr. DeRoeck began acquiring shares of
          ------------------------------
Common Stock in August 1995. Commencing in February 1996 and continuing through early March 1997, Mr. DeRoeck met on three occasions with Lawrence W. Schumann, Chairman, President and Chief Executive Officer of the Company, on three other occasions with various other members of the Company's Board of Directors, at two of which meetings Mr. Schumann was also present, and on one occasion with Frank
W. Denius, a director, and counsel for the Company. In addition, in May 1996, he met with the full Board of Directors of the Company.

          On these occasions, Mr. DeRoeck discussed his interest in the Company, his concerns relating to the Company's financial history and its potentially troubling future, and some of his ideas about the future direction of the Company, which ideas were designed to increase the Company's sales, earnings and return on investment, with the view to increasing shareholder value. In particular, Mr. DeRoeck indicated his interest in purchasing up to 25% of the outstanding shares of the Common Stock, and that he was willing to give management of the Company, free of charge, the benefit of his experience in order to assist management in making the strategic decisions necessary to quickly increase shareholder value. In Mr. DeRoeck's view, prompt use of the Company's net operating loss carry-forwards should be the focal point of the Company's strategic plan, in that use of such tax benefits would afford the Company cash flow advantages that would help the Company quickly grow. Moreover, Mr. DeRoeck indicated to the Board of Directors that he believed that greater amounts of the compensation of the senior management of the Company should be placed at risk, with that risk rewarded upon the achievement of a material appreciation in share price and a material increase in the Company's earnings from operations. In addition, Mr. DeRoeck urged that the Board of Directors reconsider its practices pertaining to the award of stock options to directors and the payment of "consulting fees" to directors upon the conclusion of their terms of office on the Board of Directors. See Summary of Management's Record of Performance and Plans of the Shareholders Committee below.

          In his meetings with members of the Board, Mr. DeRoeck was advised that the Board of Directors and the management of the Company were aware of the issues and problems raised by Mr. DeRoeck, but were not interested in adopting Mr. DeRoeck's suggestions to add new directors and change the management of the Company, as a means to address these issues and problems or to work on the Company's turnaround, for reasons not disclosed to Mr. DeRoeck.

          In October 1996, Mr. DeRoeck approached Mr. Thomajan, a social acquaintance of Mr. DeRoeck, concerning whether he would be willing to be nominated for election as a director of the Company. After reviewing publicly available information about the Company, and learning about Mr. DeRoeck's experiences with the Company's Board of Directors and senior management, Mr. Thomajan concluded that the Company had sufficient growth potential to become, under proper management, a viable entity, and Mr. Thomajan informed Mr. DeRoeck that he would be willing to be nominated. Concurrently, he began acquiring shares of the Common Stock. Other than as disclosed in this Proxy Statement, Mr. DeRoeck and Mr. Thomajan have no actual plans for the Company.

          Commencement of the Proxy Solicitation in Opposition to Management.
          ------------------------------------------------------------------
In November 1996, Mr. DeRoeck: (i) advised the Company that he was nominating himself and Mr. Thomajan for election to the Board of Directors of the Company;
(ii) proposed a resolution for presentation at the Annual Meeting, which resolution, if adopted by the shareholders, would have resulted in the elimination of staggered terms for directors elected after its adoption ("Proposal"); and (iii) notified the Company that he intended to solicit proxies in support of the Nominees for election to the Board of Directors and the adoption of the Proposal.

          The Company's Reaction to the Proposal.  The Company sought to omit
          --------------------------------------
the Proposal from its proxy materials on various, primarily technical, grounds and requested that the staff of the Securities and Exchange Commission ("Commission") recommend to the Commission that no enforcement action be taken against the Company if the Proposal was so omitted. Mr. DeRoeck filed a response urging that the Commission deny the Company's request if the Proposal were omitted from the Company's proxy statement. Following an exchange of correspondence, the staff of the Commission notified the Company that the Commission did not believe that the Proposal, as modified by the Shareholders Committee, could be omitted from the Company's proxy materials.

          Mr. DeRoeck's Offer to Terminate the Proxy Solicitation.  In early
          -------------------------------------------------------
March of this year, Mr. DeRoeck again met with representatives of the Company, at which time Mr. DeRoeck offered to terminate the Shareholders Committee's proxy solicitation, if management of the Company: (i) would nominate for election to the Board of Directors two persons to be selected, subject to management's approval, by Mr. DeRoeck, (ii) would appoint up to four advisory (non-voting) directors to be selected, subject to management's approval, by Mr. DeRoeck, and (iii) would dismiss Mr. Schumann as Chairman, President and Chief Executive Officer of the Company.

          The Company's Counter-Offer.  In response, Mr. DeRoeck was advised
          ---------------------------
that the Board of Directors was prepared to add one position (for a total of seven directors) and to nominate Mr. DeRoeck for election to the Board of Directors at the Annual Meeting to fill the newly created position. However, the Board refused to consider the replacement of Mr. Schumann, despite the Company's performance during his tenure as the Chief Executive Officer of the Company.

          In addition, Mr. DeRoeck was advised that the Board of Directors had approved an amendment to the Company's bylaws, the effect of which is to eliminate staggered terms for directors who are elected or appointed at or after the Annual Meeting. If it had been submitted to and adopted by the shareholders at the Annual Meeting, the Proposal, as modified in response to the Company's comments, would have resulted in the elimination of staggered terms for all directors elected or appointed after the Annual Meeting. The amendment adopted
                               -----
by the Board of Directors has the effect of eliminating staggered terms for all directors elected at the time of or after the Annual Meeting.
                  -----------------------

          Response of the Shareholders Committee.  The Shareholders Committee
          --------------------------------------
has rejected management's counter-offer to add an additional position to the Board of Directors and to nominate Mr. DeRoeck for election to fill that position.

          In the view of the Shareholders Committee, Mr. DeRoeck - as a single director standing alone against six incumbent directors who have previously
                  -----
demonstrated that they were not prepared to consider his recommendations for the Company - could expect to receive no support and to have little chance to promote proposals for change. The Shareholders Committee believes, on the other hand, that if both Mr. DeRoeck and Mr. Thomajan are elected to the Board, they would be in a position to support one another to influence a sufficient number of the other Board members to effect necessary changes in the management of the Company and its future direction.

          THE NOMINATION AND ELECTION OF MR. DEROECK ALONE WILL NOT, IN THE VIEW
                                                     -----
OF THE SHAREHOLDERS COMMITTEE, SEND THE APPROPRIATE SIGNAL TO THE BOARD OF DIRECTORS OF THE COMPANY THAT IT IS TIME FOR AN IMMEDIATE CHANGE IN THE
                                                ---------
MANAGEMENT AND FUTURE DIRECTION OF THE COMPANY. THE SHAREHOLDERS COMMITTEE BELIEVES THAT THIS MESSAGE CAN ONLY BE SENT BY THE SHAREHOLDERS THROUGH THEIR ELECTION OF THE NOMINEES AND THE RESULTING DEFEAT OF THE TWO INCUMBENT DIRECTORS NOMINATED BY MANAGEMENT.

          In addition, by eliminating staggered terms for all directors elected at the time of the 1997 Annual Meeting - and by offering no assurance to Mr.
--------------
DeRoeck that he would be renominated by the Board in 1998 or in subsequent years
- the Board of Directors created a situation where Mr. DeRoeck could be dropped from the board's slate of directors next year, in which case he would be forced to initiate a new proxy solicitation in opposition to management in order to continue as a director.

          THE SHAREHOLDERS COMMITTEE BELIEVES THAT IT IS NECESSARY FOR THE SHAREHOLDERS OF THE COMPANY TO EXPRESS THEIR DISSATISFACTION WITH THE EXISTING MANAGEMENT AND DIRECTION OF THE COMPANY THROUGH THEIR ELECTION OF THE SHAREHOLDERS COMMITTEE NOMINEES TO THE BOARD AND THAT ONLY THEN WILL THE INCUMBENT DIRECTORS BE WILLING TO CONSIDER OBJECTIVELY A NEW DIRECTION FOR THE COMPANY. HOWEVER, THERE CAN BE NO ASSURANCES THAT ANY CHANGES PROPOSED OR SUPPORTED BY THE NOMINEES, IF ELECTED, WILL BE IMPLEMENTED.

          The Elimination of Staggered Terms for Directors.  Prior to March 7,
          ------------------------------------------------
1997, the bylaws of the Company provided for a Board of Directors consisting of six members, with each director serving a three-year staggered term of office. Under these bylaws, the terms of office of Ed R.L. Wroe, Jr. and William E. Callahan expire in 1997, the terms of office of W. Grogan Lord and Frank W. Denius expire in 1998, and the terms of office of Lawrence W. Schumann and J. Patrick Kaine expire in 1999.


          As set forth above, following the submission of a proposal by the Shareholders Committee to eliminate staggered terms for directors - AND AFTER AN UNSUCCESSFUL EFFORT BY MANAGEMENT TO DENY THE SHAREHOLDERS OF THE COMPANY AN OPPORTUNITY TO VOTE ON THAT PROPOSAL, EVEN AFTER THE SHAREHOLDERS COMMITTEE AMENDED ITS PROPOSAL IN RESPONSE TO THE COMPANY'S COMMENTS - the

Board of Directors adopted an amendment to the Company's bylaws, the effect of which is to eliminate staggered terms for directors elected at or after the 1997 Annual Meeting.

          In the view of the Shareholders Committee, shareholders of the Company should wonder why the current directors first opposed the Proposal and then adopted an amendment to the Company's bylaws that was substantially similar to the Proposal offered by the Shareholders Committee. Presumably, the Board of Directors came to agree with the Shareholders Committee in its belief that directors are most responsive to shareholders when they are not protected by extended, three-year staggered term of office arrangements.

          HOWEVER, IF THIS IS THE CASE, AND THE BOARD OF DIRECTORS ELIMINATED THE STAGGERED TERM PROVISION WITH A VIEW TO BRINGING GREATER CORPORATE DEMOCRACY TO THE BOARD, SHAREHOLDERS SHOULD QUESTION WHY ALL OF THE DIRECTORS DID NOT TENDER THEIR RESIGNATIONS, SO THAT THE SHAREHOLDERS OF THE COMPANY COULD CONSIDER AND VOTE ON THE ELECTION OF ALL MEMBERS OF THE BOARD OF DIRECTORS AT
                                     ---
ONE TIME.

          Arrangements Between Mr. DeRoeck and Mr. Thomajan.  While there is no
          -------------------------------------------------
written agreement between Mr. DeRoeck and Mr. Thomajan related to the Common Stock, Mr. DeRoeck and Mr. Thomajan have agreed that: (i) each may continue to purchase shares of Common Stock, through open-market purchases, privately-negotiated transactions and otherwise, with the view to voting those shares in favor of their election to the Board of Directors of the Company; (ii) they will act in concert in the solicitation of proxies for the Annual Meeting and will vote those proxies in favor of their election to the Board of Directors; (iii) upon their election to the Board of Directors, they will seek to identify, and then urge the Board of Directors of the Company to adopt, a plan that is designed to increase the Company's sales, earnings and return on investment, with the view to increasing shareholder value; and (iv) all fees and expenses incurred in connection with this proxy solicitation and any legal proceedings related thereto will be paid by Mr. DeRoeck.

                 SUMMARY OF MANAGEMENT'S RECORD OF PERFORMANCE
                 ---------------------------------------------

          In the view of the Shareholders Committee, the Company has had an appalling record of performance under the leadership of the current Board of Directors and its management.

          Of the current members of the Board of Directors, three directors (Messrs. Lord, Wroe and Callahan) have served continuously on the Board since at least 1980, and Mr. Denius has served on the Board from 1958 until 1985 and from 1993 to the present. Moreover, of the six members of the Board of Directors, five directors, including Mr. Schumann, were directors or involved in management of the Company when its then - largest subsidiary was forced to file for bankruptcy reorganization in 1982. Despite repeated promises and commitments that management of the Company has made to shareholders over the years, the actual performance of the Company has not measured up to management's statements.

          IN 1980, THE COMPANY'S STOCK WAS TRADING AT APPROXIMATELY $17.00 A SHARE. NOW IT IS TRADING AT APPROXIMATELY $1.50 A SHARE. IN 1980, THE STANDARD & POOR 500 STOCK INDEX WAS ABOUT 100. IT IS NOW ALMOST 800.

          Moreover, the Shareholders Committee believes that the dismal record of performance for the Company, going back as far as 1980, when the Company suffered a loss from continuing operations and before extraordinary items of approximately $3.3 million, can only be the result of the policies adopted and followed by the current Board of Directors and its management.

                              TCC INDUSTRIES, INC.
                (Including Revenues from Discontinued Operations)
                                   REVENUES
                                   1980-1996

The graph reflects the following revenues including revenues from discontinued operations for the Company from 1980 through 1996:

          REVENUES
          --------
1980    $467,000,000
----
1981    $467,751,000
----
1982    $ 51,000,000
----
1983    $ 50,325,000
----
1984    $ 44,000,000
----
1985    $ 37,000,000
----
1986    $ 30,000,000
----
1987    $ 41,000,000
----
1988    $ 46,271,000
----
1989    $ 53,444,000
----
1990    $ 52,452,000
----
1991    $ 25,854,000
----
1992    $ 27,339,000
----
1993    $ 25,453,000
----
1994    $ 23,061,000
----
1995    $ 19,266,000
----
1996    $ 20,002,000
----

                              TCC INDUSTRIES, INC.
                             NET INCOME (LOSS) AND
               NET INCOME (LOSS) FROM CONTINUING OPERATIONS AND
                           BEFORE EXTRAORDINARY ITEMS
                                   1980-1996

The graph reflects the following net income (loss) from continuing operations and before extraordinary items for the Company and the net income (loss) for the Company from 1980 through 1996:

          Net Income (Loss)
          From Continuing
       Operations and Before
        Extraordinary Items     Net Income (Loss)
        -------------------     -----------------
1980        $ (3,333,000)       $ (21,544,000)
----
1981        $(19,115,000)       $ (18,215,000)
----
1982        $  2,526,000        $ (13,871,000)
----

1983        $  1,148,000        $ 2,678,0000
----
1984        $    296,000        $ 2,535,000
----
1985        $     66,000        $ 2,990,000
----
1986        $ (1,758,000)       $(6,117,000)
----
1987        $    379,000        $   379,000
----
1988        $   (728,000)       $  (728,000)
----
1989        $    649,000        $   649,000
----
1990        $   (593,000)       $ 3,104,000
----
1991        $ (1,202,000)       $  (792,000)
----
1992        $    (88,000)       $   353,000
----
1993        $    612,000        $ 2,009,000
----
1994        $    (77,000)       $   (77,000)
----
1995        $    (90,000)       $   (90,000)
----
1996        $ (1,536,000)       $(1,536,000)
----

     Although the second of the foregoing graphs shows both net income (loss) and net income (loss) from continuing operations and before extraordinary items, the Shareholders Committee believes that income from continuing operations is the best basis for analyzing a company's ongoing performance.

         The Company's revenues have fallen by about 20% since 1993, when the Company had revenues in excess of $25 million, to a 15-year low of approximately $19.3 million in revenues for 1995, with the Company reporting revenues slightly in excess of $20 million for 1996.

          Moreover, the Company has experienced a significant decline in earnings, from net income from continuing operations and before extraordinary items of $612,000 in 1993 to small losses in 1994 and 1995 to a net loss of over
                                                                --- ----
$1.5 million in 1996.  These losses have resulted in negative returns on
                                                     --------
shareholders' equity, ranging from negative returns of .6% and .7%,
                                   --------
respectively, for 1994 and 1995, to a negative 12.6% return on shareholders'
                                      --------
equity in 1996.

          At the end of 1993, the Company's stock traded at $2.75 per share. Since that time the Company has lost almost 45% of its market value, with recent trades of the Company's stock in the area of $1.50 per share.

          In the view of the Shareholders Committee, the Company is in critical
                                                                       --------
shape.  Decisions must be made now on what changes need to be implemented to
                               ---
save the Company. The Shareholders Committee believes that the Board, at last, understands that the Company's position has become precarious. Although the Company disclosed in its Annual Report on Form 10-K for the year ended December 31, 1996 that it had working capital of $7.9 million and a current ratio of 2.9 to 1 at the end of that year, the Shareholders Committee does not believe that shareholders can take much comfort from those numbers, as they represent a substantial decline in financial condition as compared to the prior year, 1995, when working capital was $9.5 million and the current ratio was 3.6 to 1. The net decline in working capital of $1.6 million is almost precisely the amount of the loss ($1,536,000) incurred for 1996. The Company has also tried to portray its reductions in accounts receivable and inventory during 1996 as positive insofar as they increased the cash balance on hand at the end of the year. It should be noted that all such decreases in inventory and accounts receivable are one-time sources of cash, not recurring sources (such as earnings).

          In March of this year- AFTER MANY YEARS OF WEAK REVENUES AND POOR EARNINGS, AND AT THE SAME TIME THAT IT ANNOUNCED A LOSS OF $812,000 FOR THE FOURTH QUARTER OF 1996, AND TOTAL LOSSES OF $1,536,000 FOR THE YEAR - the Board of Directors announced that it had authorized Rauscher Pierce Refsnes, Inc. ("Rauscher Pierce") to evaluate strategic alternatives with respect to the Company's future. The Shareholders Committee supports the board's decision to engage professional advisors for the purpose of assisting the directors of the Company with the many difficult decisions that must be faced in the immediate future. However, the Shareholders Committee does not believe that the incumbent members of the Board of Directors, given the record of performance of the Company over the past ten or more years, are the right persons to work with or implement the recommendations of Rauscher Pierce at this critical time in the Company's history.



                      PLANS OF THE SHAREHOLDERS COMMITTEE
                      -----------------------------------

          The Shareholders Committee seeks your vote in support of the election of its Nominees at the Annual Meeting. The Shareholders Committee believes that you, the true owners of the Company, should have a real say in how the Company deploys your investment dollars. The Shareholders Committee believes that the Nominees can work with Rauscher Pierce to achieve better results for shareholders.

          The members of the Shareholders Committee have substantial experience in corporate finance and corporate governance and, as part of the Board of Directors, will be able to help guide the Board as a whole. See "Background of Nominees" above. In their view, the Company continues to have significant underlying value and can be returned to a viable and profitable business.

          By their investment - TO DATE THEY HAVE SPENT IN THE AGGREGATE MORE THAN $579,000 IN CONNECTION WITH THE PURCHASE OF COMMON STOCK - they have demonstrated their commitment to the Company and their belief that they can bring to the Board of Directors the tools necessary to unlock the Company's underlying value. As further evidence of this commitment, Mr. Thomajan has continued to purchase Common Stock after the Record Date for the Annual Meeting. See Appendix A.

          With their strong backgrounds in corporate finance, the Nominees will be well-suited to work with representatives of Rauscher Pierce and the other members of the Board of Directors in evaluating strategic alternatives for the Company and directing its future course.

          IF ELECTED, THE NOMINEES WILL REPRESENT A MINORITY OF THE BOARD AS A RESULT OF THE PRESENCE OF FOUR INCUMBENT DIRECTORS. ACCORDINGLY, IF ELECTED, THE NOMINEES WOULD NOT BE ABLE TO COMPEL THE BOARD TO ACT IN ANY PARTICULAR MANNER. HOWEVER, THE SHAREHOLDERS COMMITTEE BELIEVES THAT THE NOMINEES WILL BE ABLE TO WORK EFFECTIVELY WITH THE COMPANY'S INVESTMENT BANKING FIRM AND THE OTHER DIRECTORS TO SIGNIFICANTLY INFLUENCE AND REORIENT THE DIRECTION OF THE COMPANY. IF THE NOMINEES ARE ELECTED AND ARE UNABLE TO SIGNIFICANTLY INFLUENCE AND REORIENT THE DIRECTORS OF THE

COMPANY, THE SHAREHOLDERS COMMITTEE CURRENTLY INTENDS TO RENOMINATE THE NOMINEES AT THE 1998 ANNUAL MEETING OF SHAREHOLDERS AND TO NOMINATE TWO ADDITIONAL PERSONS TO REPLACE THE TWO INCUMBENT DIRECTORS WHO MAY BE STANDING FOR REELECTION AT THAT TIME.

          MOREOVER, THE SHAREHOLDERS COMMITTEE BELIEVES THAT THE ELECTION OF ITS NOMINEES WOULD BE INTERPRETED BY THE REMAINING DIRECTORS AS A SHAREHOLDER MANDATE FOR CHANGE. THE SHAREHOLDERS COMMITTEE BELIEVES THAT THIS MANDATE FOR CHANGE, WHEN CONSIDERED IN THE LIGHT OF THE FIDUCIARY DUTIES THAT THE REMAINING DIRECTORS OWE TO SHAREHOLDERS OF THE COMPANY, WILL RESULT IN THE CAREFUL EXAMINATION OF THE SHAREHOLDERS COMMITTEE'S PROPOSALS BY THE FULL BOARD OF DIRECTORS.

          The Shareholders Committee's purpose in seeking to elect its Nominees is to change the composition of the Board and elect directors who will: (i) be responsive to the legitimate concerns of shareholders; (ii) refocus the Company's management on the Company's business; (iii) undertake a comprehensive review of measures that can be taken to maximize the value of the Common Stock to the Company's shareholders, including a review of the Company's business and use of capital; and (iv) examine various strategies, plans and proposals that, if implemented, would be designed to increase shareholder value.

          These strategies, plans and proposals may include, among others: (a) a corporate transaction, such as a merger or reorganization; (b) a sale or transfer of a material amount of assets of the Company or one or more of its subsidiaries, followed by the redeployment of the funds resulting from any such sale or transfer into other businesses, or the distribution of such funds, in part or full, to the shareholders of the Company as a liquidating dividend; (c) the acquisition of a material amount of assets in connection with the expansion of the Company's existing lines of business or the development of new lines of business; and (d) other material changes in the Company's business or corporate structure, including its management. The members of the Shareholders Committee have no definitive plans to implement any of those strategies, plans or proposals, except that the Nominees do intend to propose that Mr. Schumann be removed as Chairman, President and Chief Executive Officer of the Company.

          Based on a review of documents filed with the Commission and other publicly available information, the Shareholders Committee understands that the Company has entered into severance agreements with Lawrence W. Schumann, Chairman of the Board and President and Chief Executive Officer of the Company, and Larry T. Marek, formerly the Executive Vice President of the Company and, effective August 1996, the president of Allen-Lewis, one of the Company's subsidiaries, respectively, pursuant to which each is entitled to certain benefits if his respective employment is terminated following, among other things, a change in control of the Company. The Shareholders Committee notes that, effective in January 1997 (AFTER THE SHAREHOLDERS COMMITTEE NOTIFIED THE COMPANY THAT IT INTENDED TO PUT FORWARD ITS OWN NOMINEES), the Company revised the severance agreements to DOUBLE the severance payable to Mr. Schumann and Mr.
                            -------
Marek after a change in control of the Company.

          Unless the severance agreements and the "golden parachute" payments that are called for by the severance agreements are set aside by court action, the Shareholders Committee believes that the election of the Nominees will result in a "change in control" within the meaning of the severance agreements, thereby entitling Messrs. Schumann and Marek to receive various payments and benefits upon the termination of their employment with the Company. The Shareholders Committee has not made a decision whether to pursue legal action with respect to the severance agreements. THE SHAREHOLDERS COMMITTEE IS NOT ABLE, ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION, TO DETERMINE THE AGGREGATE DOLLAR AMOUNT OF THE PAYMENTS THAT WOULD BE REQUIRED BY SUCH A CHANGE. HOWEVER, IN ITS 1997 PROXY STATEMENT, THE COMPANY STATED, "AS OF MARCH 12, 1997, THE AGGREGATE AMOUNT THAT WOULD BE PAYABLE TO [MESSRS. SCHUMANN AND MAREK] UNDER THESE AGREEMENTS WAS $428,000 (EXCLUDING BENEFITS AND EXCEPT THAT SUCH AMOUNT WOULD BE REDUCED BY ONE-HALF IN THE EVENT OF VOLUNTARY TERMINATION FOLLOWING INSOLVENCY)."

          Moreover, the Shareholders Committee understands, based on a review of documents filed with the Commission and other publicly available information, that in May 1994 the Company entered into consulting and non-competition agreements with its present directors. The Shareholders Committee understands that each consulting agreement provides that, upon resignation or removal from the Board, each former director will be available, from time to time, to provide consulting services to the Company for a period ending on the earlier of the expiration of three years or the death of that former director. A former director cannot be required to provide services in excess of five hours per month. In consideration of the consulting services to be provided, the Company has agreed to pay each such former director an annual consulting fee. Each consulting agreement also contains confidentiality and noncompetition provisions that restrict the activities of the former director during the consulting term. The Committee believes that these agreements are primarily a means for the Company to continue to pay directors even though they are no longer serving on the Board of Directors and only obligate the directors to take actions that, if not required by their fiduciary duties as former directors, are, at the least, consistent with a reasonable interpretation of such duties. Each Nominee will enter into such type of agreement with the Company if required to do so by the Company but only if such agreement provides that no compensation will be paid thereunder or, to the extent that compensation is required for the agreement to be valid, only if such compensation is paid directly to a charity chosen by such Nominee.

          In the event the Nominees are elected at the Annual Meeting, Ed R.L. Wroe, Jr. and William E. Callahan, the two incumbent directors nominated for reelection to the Board of Directors by management of the Company, will be removed from the Board, thereby entitling Messrs. Wroe and Callahan to receive payments from the Company under their respective consulting agreements. The Shareholders Committee is not able, on the basis of publicly available information, to determine the aggregate dollar amounts of the payments that would be necessitated by such removal.

                        OTHER MATTERS TO BE CONSIDERED
                             AT THE ANNUAL MEETING

          According to the Company's proxy statement, the Company will ask shareholders to vote upon the Board's nominees and a proposal to approve the appointment of Coopers & Lybrand L.L.P. as the firm of independent accountants to audit the accounts of the Company for 1997. The Shareholders Committee is not making any recommendation with respect to this proposal and, unless instructed to the contrary, the attorneys-in-fact named on the GOLD Proxy Card will abstain from voting on this matter.

          Except as set forth above, the Shareholders Committee is not aware of any proposals to be brought before the Annual Meeting. Should other proposals be brought before the Annual Meeting, the attorneys-in-fact named on the GOLD Proxy Card will abstain from voting on such proposals unless such proposals adversely affect the interests of the Nominees, as determined by the Shareholders Committee in its sole discretion, in which event such persons will vote on such proposals in their discretion.

          The GOLD Proxy Card will be voted in accordance with your instructions on such card. IF YOU SIGN THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE SHAREHOLDER COMMITTEE NOMINEES.

                          VOTING AND PROXY PROCEDURES
                          ---------------------------

          The presence in person or by proxy of a majority of the outstanding shares of the Common Stock will constitute a quorum at the Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on each matter properly presented at that meeting and a majority vote of the shares present in person or by proxy at that meeting will be required to approve each matter.

          Directors of the Company are elected by a plurality of the votes cast by the shareholders entitled to vote at a meeting at which a quorum is present. A plurality means that the nominees with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the meeting. Consequently, election of the Nominees requires the affirmative vote of a plurality of the votes cast in the election at the Annual Meeting, assuming a quorum is present or otherwise represented at the Annual Meeting. All other matters submitted at the Annual Meeting will be determined by a majority of the votes cast.

          Shares represented by proxies that withhold authority with respect to the election of one or more nominees for election as director and proxies which are marked "abstain" on other proposals, will not be counted in determining whether a plurality or majority vote was obtained on such matters. If no directions are given and the signed GOLD Proxy Card is returned, the attorneys-in-fact appointed in the proxy will vote the shares of Common Stock represented by that GOLD Proxy Card FOR the election of the Shareholder Committee's Nominees and will abstain from voting on the approval of Coopers & Lybrand L.L.P. as auditors for the Company. In instances where brokers are prohibited from exercising discretionary authority for beneficial owners who have not returned proxies to the brokers ("broker non-votes"), those shares will not be included in the vote totals, will be counted as present for purposes of determining whether a quorum exists, and will have no effect on the outcome of the vote.

          Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you sold your shares before the Record Date (or acquired them without voting rights attached after the Record Date), you may not vote such shares. IF YOU WERE A SHAREHOLDER OF RECORD ON THE RECORD DATE, YOU WILL RETAIN THE VOTING RIGHTS IN CONNECTION WITH THE ANNUAL MEETING EVEN IF YOU SELL OR SOLD YOUR SHARES AFTER THE RECORD DATE. Accordingly, it is important that you vote the shares held by you on the Record Date or grant a proxy to vote such shares whether or not you still own such shares.

          At the Annual Meeting, two directors are to be elected to hold office until the 1998 annual meeting of shareholders of the Company and until their successors have been elected and qualified. The Shareholders Committee is soliciting your proxy in support of the election of the Nominees named above.
If you wish to vote for the Nominees by proxy, you must submit the GOLD Proxy Card furnished to you by the Shareholders Committee and must NOT submit the Board of Directors' White Proxy Card. A shareholder may not submit a proxy card to vote for both the Shareholder Committee's Nominees and the Company's nominees; if a shareholder submits both a GOLD Proxy Card and the Company's White Proxy Card, only the latest dated proxy will be counted.

          The Shareholders Committee requests that you do not vote on or return to the Company any proxy card provided you by the Company, even to vote against the incumbent board's slate of nominees. Returning any proxy card provided you by the Company could revoke the GOLD Proxy Card that you sign, date and send to the Shareholders Committee.

          Any shareholder giving a proxy may revoke it at any time before it is voted by attending the Annual Meeting and voting his or her shares in person, by giving written notice to the Secretary of the Company at Suite 1250, 816 Congress Avenue, Austin, Texas 78701, stating that the proxy has been revoked, or by delivery of a proxy bearing a later date.

          An executed proxy card may be revoked at any time before its expiration by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed proxy becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective. The delivery of a subsequently dated proxy card which is properly completed will constitute a revocation of any earlier consent. Although a revocation is effective if delivered to the Company, the Shareholders Committee requests that either the original or photostatic copies of all revocations of proxies be mailed or delivered to MacKenzie Partners, Inc. at the address set forth below, so that it will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares of Common Stock then outstanding.

          ONLY HOLDERS OF RECORD ON THE RECORD DATE ARE ELIGIBLE TO VOTE ON THE MATTERS DISCUSSED ABOVE. ANYONE OWNING SHARES BENEFICIALLY (BUT NOT OF RECORD), SUCH AS A PERSON WHOSE OWNERSHIP OF SHARES IS THROUGH A BROKER, BANK OR OTHER FINANCIAL INSTITUTION, SHOULD CONTACT THAT BROKER, BANK OR FINANCIAL INSTITUTION WITH INSTRUCTIONS TO EXECUTE THE GOLD PROXY CARD ON

HIS OR HER BEHALF OR TO HAVE THE BROKER, BANK OR FINANCIAL INSTITUTION'S NOMINEE EXECUTE THE GOLD PROXY CARD.


                             SOLICITATION EXPENSES
                             ---------------------

          Proxies may be solicited by members of the Shareholders Committee and by its agents by mail, telephone, telegraph and personal solicitation. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward proxy solicitation material to the beneficial owners of the Common Stock that such institutions hold of record.

          The entire expense of preparing and mailing this Proxy Statement and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, consultants, accountants, public relations, transportation and litigation) will be borne by Mr. DeRoeck.

          The Shareholders Committee has retained MacKenzie Partners, Inc. ("MacKenzie Partners") to assist it in the solicitation of proxies and for related services. Mr. DeRoeck has agreed to pay MacKenzie Partners an estimated fee of up to $50,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses, which are anticipated to be approximately $45,000 to $55,000. Approximately 50 persons will be used by MacKenzie Partners in its solicitation efforts.

          The Shareholders Committee estimates that its total expenditures relating to this proxy solicitation will be approximately $150,000. Total expenditures to date relating to this proxy solicitation have been approximately $25,000.

          The Shareholders Committee will not seek reimbursement from the Company for its expenses in connection with this proxy solicitation.

                            ADDITIONAL INFORMATION
                            ----------------------

          Shareholders are referred to the Company's 1997 proxy statement with respect to the compensation and remuneration paid and payable and other information related to the Company's officers and directors, beneficial ownership of the Company's securities and the procedures for submitting proposals for consideration at the Company's 1998 annual meeting.



                                    THE TCC INDUSTRIES
                                    SHAREHOLDERS COMMITTEE


April      , 1997
      ----

                                 IMPORTANT


     1. If your shares are registered in your own name, please sign, date and return the GOLD Proxy Card furnished to you by the Shareholders Committee.

     2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a GOLD Proxy Card with respect to your shares. Accordingly, please contact the person responsible for your account and give instructions for a GOLD Proxy Card to be signed representing your shares.

     3. Time is critically short. Only your latest dated proxy Card will count. Please sign, date and mail the enclosed GOLD Proxy Card today in the envelope provided.


     If you have any questions about giving your proxy or require assistance in voting your shares, please call:

                            MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                               New York, NY 10010
                            (212) 929-5500 (Collect)
                                       or
                         CALL TOLL FREE (800) 322-2885

                                 APPENDIX A
                                 ----------

                        Transactions in the Securities
                   of the Company Within the Past Two Years
                   ----------------------------------------

          The following table sets forth information with respect to all purchases and sales of shares of Common Stock of the Company by Walter A. DeRoeck and Robert Thomajan during the past two years. Each of these transactions was effected on the open market. Other than as noted, the price per share excludes brokerage commissions and other charges.

Walter A. DeRoeck
-----------------
---------------------------------------------------------------------
Number of Shares
-----------------
    Purchased       Number of Shares Sold     Date    Price Per Share
-----------------  -----------------------  --------  ---------------
---------------------------------------------------------------------
            6,000                           08/14/95           $2.50
---------------------------------------------------------------------
            3,400                           08/16/95           $2.50
---------------------------------------------------------------------
              300                           08/17/95           $2.375
---------------------------------------------------------------------
            1,000                           08/23/95           $2.50
---------------------------------------------------------------------
              700                           08/25/95           $2.50
---------------------------------------------------------------------
            1,700                           08/28/95           $2.50
---------------------------------------------------------------------
              800                           08/29/95           $2.50
---------------------------------------------------------------------
              100                           08/30/95           $2.50
---------------------------------------------------------------------
            1,100                           09/05/95           $2.250
---------------------------------------------------------------------
            3,000                           09/06/95           $2.375
---------------------------------------------------------------------
              100                           09/12/95           $2.375
---------------------------------------------------------------------
            2,900                           09/12/95           $2.50
---------------------------------------------------------------------
              300                           10/13/95           $2.50
---------------------------------------------------------------------
            3,000                           10/16/95           $2.50
---------------------------------------------------------------------

Walter A. DeRoeck
-----------------
---------------------------------------------------------------------
Number of Shares
-----------------
    Purchased       Number of Shares Sold     Date    Price Per Share
-----------------  -----------------------  --------  ---------------
---------------------------------------------------------------------
            3,200                           10/17/95           $2.50
---------------------------------------------------------------------
              400                           10/18/95           $2.50
---------------------------------------------------------------------
              600                           10/19/95           $2.50
---------------------------------------------------------------------
            1,000                           10/20/95           $2.50
---------------------------------------------------------------------
            6,500                           10/27/95           $2.375
---------------------------------------------------------------------
            1,000                           10/30/97           $2.50
---------------------------------------------------------------------
            1,900                           10/30/95           $2.375
---------------------------------------------------------------------
              900                           10/31/95           $2.50
---------------------------------------------------------------------
            2,500                           11/01/95           $2.50
---------------------------------------------------------------------
            1,000                           11/02/95           $2.50
---------------------------------------------------------------------
            2,200                           11/02/95           $2.375
---------------------------------------------------------------------
            2,900                           11/03/95           $2.50
---------------------------------------------------------------------
            1,700                           11/08/95           $2.50
---------------------------------------------------------------------
            1,800                           11/09/95           $2.50
---------------------------------------------------------------------
            3,900                           11/10/95           $2.50
---------------------------------------------------------------------
            1,100                           11/13/95           $2.50
---------------------------------------------------------------------
              300                           11/14/95           $2.50
---------------------------------------------------------------------
            2,100                           11/15/95           $2.375
---------------------------------------------------------------------
            1,700                           11/15/95           $2.50
---------------------------------------------------------------------
            1,400                           11/16/95           $2.50
---------------------------------------------------------------------
              200                           11/17/95           $2.375
---------------------------------------------------------------------

Walter A. DeRoeck
-----------------
---------------------------------------------------------------------
Number of Shares
-----------------
    Purchased       Number of Shares Sold     Date    Price Per Share
-----------------  -----------------------  --------  ---------------
---------------------------------------------------------------------
            2,100                           11/20/95           $2.50
---------------------------------------------------------------------
            2,000                           11/20/95           $2.375
---------------------------------------------------------------------
              900                           11/21/95           $2.50
---------------------------------------------------------------------
              300                           11/21/95           $2.375
---------------------------------------------------------------------
            1,800                           11/22/95           $2.50
---------------------------------------------------------------------
              300                           11/22/95           $2.375
---------------------------------------------------------------------
            3,500                           11/27/95           $2.50
---------------------------------------------------------------------
              800                           11/27/95           $2.375
---------------------------------------------------------------------
            1,000                           11/28/95           $2.50
---------------------------------------------------------------------
              200                           11/28/95           $2.375
---------------------------------------------------------------------
              500                           11/29/95           $2.375
---------------------------------------------------------------------
            7,800                           11/30/95           $2.50
---------------------------------------------------------------------
            2,600                           12/01/95           $2.50
---------------------------------------------------------------------
            2,300                           12/01/95           $2.375
---------------------------------------------------------------------
              400                           12/07/95           $2.25
---------------------------------------------------------------------
            1,100                           12/13/95           $2.25
---------------------------------------------------------------------
            1,000                           12/14/95           $2.25
---------------------------------------------------------------------
            1,800                           12/15/95           $2.25
---------------------------------------------------------------------
            3,700                           12/18/95           $2.125
---------------------------------------------------------------------
            1,800                           12/18/95           $2.25
---------------------------------------------------------------------
            2,700                           12/19/95           $2.25
---------------------------------------------------------------------

Walter A. DeRoeck
-----------------
---------------------------------------------------------------------
Number of Shares
-----------------
    Purchased       Number of Shares Sold     Date    Price Per Share
-----------------  -----------------------  --------  ---------------
---------------------------------------------------------------------
              400                           12/20/95           $2.125
---------------------------------------------------------------------
            2,400                           01/09/96           $2.125
---------------------------------------------------------------------
            6,200                           01/10/96           $2.125
---------------------------------------------------------------------
            1,200                           01/16/96           $2.31*
---------------------------------------------------------------------
              400                           01/18/96           $2.31*
---------------------------------------------------------------------
              500                           01/18/96           $2.32*
---------------------------------------------------------------------
              800                           01/19/96           $2.31*
---------------------------------------------------------------------
            1,000                           01/22/96           $2.19*
---------------------------------------------------------------------
            2,800                           01/22/96           $2.31*
---------------------------------------------------------------------
            6,400                           01/24/96           $2.31*
---------------------------------------------------------------------
            3,300                           01/25/96           $2.31*
---------------------------------------------------------------------
            1,000                           01/29/96           $2.31*
---------------------------------------------------------------------
            5,500                           01/30/96           $2.44*
---------------------------------------------------------------------
            1,000                           02/05/96           $2.31*
---------------------------------------------------------------------
            1,000                           02/07/96           $2.31*
---------------------------------------------------------------------
            3,600                           02/15/96           $2.44*
---------------------------------------------------------------------
            2,400                           02/16/96           $2.43*
---------------------------------------------------------------------
              400                           02/16/96           $2.44*
---------------------------------------------------------------------
            1,900                           02/20/96           $2.43*
---------------------------------------------------------------------
            1,000                           02/26/96           $2.43*
---------------------------------------------------------------------
              300                           02/27/96           $2.44*
---------------------------------------------------------------------

Walter A. DeRoeck
-----------------
---------------------------------------------------------------------
Number of Shares
-----------------
    Purchased       Number of Shares Sold     Date    Price Per Share
-----------------  -----------------------  --------  ---------------
---------------------------------------------------------------------
           30,000                           03/22/96           $ 2.68*
---------------------------------------------------------------------
            1,000                           06/03/96           $ 2.19*
---------------------------------------------------------------------
            1,100                           06/27/96           $ 2.31*
---------------------------------------------------------------------
            2,000                           06/28/96           $ 2.31*
---------------------------------------------------------------------
            5,000                           12/12/96           $ 1.69*
---------------------------------------------------------------------
 TOTAL:   183,900
          =======

*     Includes brokerage commissions and other charges, if any.

Robert Thomajan
---------------
---------------------------------------------------------------------
Number of Shares
-----------------
    Purchased       Number of Shares Sold     Date    Price Per Share
-----------------  -----------------------  --------  ---------------
---------------------------------------------------------------------
            1,000                           10/29/96           $1.875
---------------------------------------------------------------------
            3,000                           10/31/96           $1.75
---------------------------------------------------------------------
            1,000                           11/06/96           $1.875
---------------------------------------------------------------------
              300                           11/06/96           $1.75
---------------------------------------------------------------------
            1,000                           11/11/96           $1.75
---------------------------------------------------------------------
            2,000                           11/12/96           $1.625
---------------------------------------------------------------------
            1,700                           11/18/96           $1.50
---------------------------------------------------------------------
            1,000                           11/20/96           $1.625
---------------------------------------------------------------------
              700                           11/21/96           $1.50
---------------------------------------------------------------------
            2,900                           12/05/96           $1.50
---------------------------------------------------------------------
              300                           12/06/96           $1.50
---------------------------------------------------------------------
              300                           12/18/96           $1.625
---------------------------------------------------------------------
            2,700                           12/19/96           $1.625
---------------------------------------------------------------------
            1,700                           12/23/96           $1.625
---------------------------------------------------------------------
            2,000                           01/16/97           $1.75
---------------------------------------------------------------------
            1,000                           01/22/97           $1.875
---------------------------------------------------------------------
            6,000                           01/23/97           $1.75
---------------------------------------------------------------------
            3,500                           01/28/97           $1.75
---------------------------------------------------------------------
            1,500                           01/30/97           $1.875
---------------------------------------------------------------------
            1,900                           02/03/97           $1.75
---------------------------------------------------------------------
           17,000                           02/05/97           $1.75
---------------------------------------------------------------------
              100                           02/28/97           $1.875
---------------------------------------------------------------------
            5,000                           03/12/97           $1.75
---------------------------------------------------------------------
            5,000                           03/12/97           $1.875
---------------------------------------------------------------------
            3,500                           03/14/97           $1.875
---------------------------------------------------------------------
            5,000                           03/21/97           $1.50
---------------------------------------------------------------------
              900                           03/24/97           $1.50
---------------------------------------------------------------------
TOTAL:     72,500
           ======

GOLD CARD                     TCC INDUSTRIES, INC.
                      1997 ANNUAL MEETING OF SHAREHOLDERS

                                --------------

      THIS PROXY IS SOLICITED BY THE TCC INDUSTRIES SHAREHOLDERS COMMITTEE
                          IN OPPOSITION TO MANAGEMENT

  The undersigned hereby appoints Walter A. DeRoeck and Robert Thomajan or either of them, as Proxies, each with full power of substitution, to represent and to vote, as designated herein, all shares of Common Stock of TCC Industries, Inc. held of record by the undersigned on March 12, 1997 at the Annual Meeting of Shareholders to be held on May 7, 1997 and any adjournment or postponement thereof.

[X] Please mark your votes as in this example.

THE TCC INDUSTRIES SHAREHOLDERS COMMITTEE RECOMMENDS A VOTE FOR PROPOSAL 1.

                                  FOR  WITHHELD
     1. Election of Directors     [_]     [_]    Nominees: Walter A. DeRoeck
                                                           Robert Thomajan


     For, except vote withheld from the following nominee:
     ---------------------------------------------

                                      FOR   AGAINST ABSTAIN
     2. Proposal                      [_]     [_]     [_]
        approving the
        appointment of
        Coopers & Lybrand
        L.L.P. as
        auditors for the
        year ending
        December 31,
        1997.


GOLD CARD

  THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER. IF NO DIRECTION IS MADE, THE PROXIES WILL VOTE "FOR" THE LISTED NOMINEES AND WILL ABSTAIN FROM VOTING ON PROPOSAL 2. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

 PLEASE PROMPTLY MARK, SIGN, DATE AND RETURN THIS PROXY CARD USING THE ENCLOSED
                                   ENVELOPE.

                                              ---------------------------------
                                              (Date)
                                              ---------------------------------
                                              (Signature)
                                              ---------------------------------
                                              (Title)
                                              ---------------------------------
                                              (Signature if held jointly)

                                              NOTE: Please sign exactly as
                                              name appears hereon. Joint own-
                                              ers should each sign. When sign-
                                              ing as attorney, executor, ad-
                                              ministrator, trustee or guard-
                                              ian, please give full title as
                                              such. If a corporation, please
                                              sign in full corporate name by
                                              President or other authorized
                                              officer. If a partnership,
                                              please sign in partnership name
                                              by authorized person.

    IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE VOTING YOUR SHARES,
       PLEASE CALL MACKENZIE PARTNERS, INC. TOLL-FREE AT (800) 322-2885.